UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(RULE 13e-100)
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
GLG PARTNERS, INC.

(Name of the Issuer)
GLG Partners, Inc.
Man Group plc
Escalator Sub 1 Inc.
Noam Gottesman
Emmanuel Roman
Pierre Lagrange
Gottesman GLG Trust
TOMS International Ltd.
Roman GLG Trust
Jackson Holding Services Inc.
Lagrange GLG Trust
Point Pleasant Ventures Ltd.

(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)
37929X 107

(CUSIP Number of Class of Securities)

Alejandro San Miguel General Counsel and Corporate Secretary GLG Partners, Inc. 399 Park Avenue, 38thFloor New York, NY 10022 Tel: 212.224.7200 Fax: 212.224.7244	Stephen Ross Jasveer Singh Man Group plc Sugar Quay Lower Thames Street London EC3R 6DU Tel: +44 20 7144 1000 Fax: +44 20 7144 2001

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
Copies to:

Allen Miller Marc Alpert Sey-Hyo Lee Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 Tel: 212.408.5100 Fax: 212.541.5369	William J. Grant Terrence R. Brady Winston & Strawn LLP 200 Park Avenue New York, NY 10166 Tel: 212.294.6700 Fax: 212.294.4700	Eric S. Shube Allen & Overy LLP 1221 Avenue of the Americas New York, NY 10020 Tel: 212.610.6300 Fax: 212.610.6399	Jane McDonald Danielle D. Do Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: 212.310.8000 Fax: 212.310.8007
This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☑
Check the following box if this is a final amendment reporting the results of the transaction:☐
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$720,930,596	$51,402.35

(1)	Calculated solely for purposes of determining the filing fee, the transaction value was determined based on the product of 160,206,799 shares of common stock, par value $0.0001 per share, of GLG Partners, Inc. that may be exchanged for cash in the transaction multiplied by the $4.50 per share cash merger consideration (the “Total Consideration”).

(2)	In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.00007130 by the Total Consideration.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $51,402.35
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: GLG Partners, Inc.
Date Filed: June 29, 2010

INTRODUCTION
     This Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) GLG Partners, Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (b) Man Group plc, a public limited company incorporated under the laws of England and Wales (“Man”), (c) Escalator Sub 1 Inc., a Delaware corporation and a wholly owned subsidiary of Man (“Merger Sub”), (d) Noam Gottesman, (e) Pierre Lagrange, (f) Emmanuel Roman, (g) the Gottesman GLG Trust, (h) TOMS International Ltd., a British Virgin Islands company, (i) Jackson Holding Services Inc., a British Virgin Islands company, (j) the Lagrange GLG Trust, (k) the Roman GLG Trust, and (l) Point Pleasant Ventures Ltd., a British Virgin Islands company (collectively, the “Filing Persons”). The persons listed in clauses (d)-(g) and (i)-(l) above, along with Sage Summit LP, a United Kingdom partnership, and Lavender Heights Capital LP, a Delaware limited partnership, which are limited partnerships that hold shares of the Company’s common stock for the benefit of key personnel who are participants in the Company’s equity participation plans, and permitted transferees of the partnerships are collectively referred to herein as the “Selling Stockholders”. The persons listed in clauses (d)-(f) above are collectively referred to herein as the “Principals” and the trustees of each of the trusts listed in clauses (g), (j) and (k) above are collectively referred to herein as the “Trustees”.
     This Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 17, 2010 by and among the Company, Merger Sub and Man (the “Merger Agreement”), and the Share Exchange Agreement, dated as of May 17, 2010 by and among Man and the Selling Stockholders (the “Share Exchange Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). If the Merger is completed, each issued and outstanding share of the Company’s common stock (other than (i) shares owned by the Company as treasury stock or owned by certain subsidiaries of the Company, (ii) shares owned by Man or Merger Sub (including the shares acquired from the Selling Stockholders in the share exchange), (iii) shares held by dissenting stockholders, (iv) restricted shares issued under the Company’s stock and incentive plans, and (v) awards under the Company’s stock and incentive plans representing a right to receive shares of common stock of the Company will be converted into the right to receive $4.50 in cash, without interest, at which time all such shares of the Company’s common stock will no longer be outstanding and will automatically be canceled.
     Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of: (i) the holders of a majority of all of the Company’s outstanding shares of common stock and Series A voting preferred stock as of the record date for the meeting voting as a single class; and (ii) the holders of a majority of the Company’s outstanding shares of common stock as of the record date for the special meeting, other than shares of common stock held by the Selling Stockholders, Man and its affiliates, the Company and its affiliates (other than directors serving on the special committee of the Company’s Board of Directors), and employees of the Company.
     Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.
     The filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any of their respective affiliates that the Company is “controlled” by any other Filing Person, or that any other Filing

Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
Item 1. Summary Term Sheet
     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF STOCKHOLDERS”
Item 2. Subject Company Information
     (a) Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows: GLG Partners, Inc., 399 Park Avenue, 38th Floor, New York, New York 10022, (212) 224-7200.
     (b) Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•	” QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF STOCKHOLDERS — Who is entitled to attend and vote at the special meeting?”

•	“THE SPECIAL MEETING — Record Date; Shares Entitled to Vote; Quorum”

•	“IMPORTANT INFORMATION REGARDING GLG — Security Ownership of Certain Beneficial Owners and Management”
     (c) Trading Market and Price. The Company’s common stock and units (consisting of one share of common stock and one warrant to purchase a share of common stock) are currently listed and traded on the New York Stock Exchange. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET — Market Price of Our Common Stock”

•	“IMPORTANT INFORMATION REGARDING GLG — Market Price of Our Common Stock and Dividend Information”
     (d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•	“IMPORTANT INFORMATION REGARDING GLG — Market Price of Our Common Stock and Dividend Information”
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“IMPORTANT INFORMATION REGARDING GLG — Transactions in Common Stock”

Item 3. Identity and Background of Filing Persons
     (a) — (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET — The Parties to the Merger”
•	“IMPORTANT INFORMATION REGARDING GLG — Our Directors and Executive Officers”
•	“IMPORTANT INFORMATION REGARDING GLG — Description of Business”
•	“IMPORTANT INFORMATION REGARDING THE PRINCIPALS”

•	“IMPORTANT INFORMATION REGARDING MAN AND MERGER SUB”
Item 4. Terms of the Transaction
     (a) Material Terms.
          (1) Tender Offers. Not applicable.
          (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS”

•	“ADOPTION OF THE MERGER AGREEMENT — Vote Required”

•	“THE MERGER AGREEMENT”

•	“DESCRIPTIONS OF OTHER TRANSACTION AGREEMENTS”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX B — SHARE EXCHANGE AGREEMENT”

•	“APPENDIX C — VOTING AND SUPPORT AGREEMENT”

•	“APPENDIX G — EMPLOYMENT AND SERVICE AGREEMENTS”

•	“APPENDIX H — RESTRICTIVE COVENANT AGREEMENTS”

•	“APPENDIX I — JOINDER AGREEMENT”
     (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET — The Acquisition”

•	“SUMMARY TERM SHEET — Merger Consideration”

•	“SUMMARY TERM SHEET — Treatment of GLG Equity Awards”

•	“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•	“SUMMARY TERM SHEET — Share Exchange Agreement”

•	“SUMMARY TERM SHEET — Voting and Support Agreement”

•	“SUMMARY TERM SHEET — Warrant Tender Offer”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“DESCRIPTIONS OF OTHER TRANSACTION AGREEMENTS”

•	“IMPORTANT INFORMATION REGARDING GLG”

•	“IMPORTANT INFORMATION REGARDING THE PRINCIPALS”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX B — SHARE EXCHANGE AGREEMENT”

•	“APPENDIX C — VOTING AND SUPPORT AGREEMENT”

•	“APPENDIX G — EMPLOYMENT AND SERVICE AGREEMENTS”

•	“APPENDIX H — RESTRICTIVE COVENANT AGREEMENTS”

•	“APPENDIX I — JOINDER AGREEMENT”
     (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET — Rights of Appraisal”

•	“ADOPTION OF THE MERGER AGREEMENT — Rights of Stockholders Who Object to the Merger”

•	“THE MERGER AGREEMENT — Appraisal Rights”

•	“APPRAISAL RIGHTS”

•	“APPENDIX F — SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE”
     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•	“SPECIAL FACTORS — Provisions for the Unaffiliated Stockholders”
     (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“DESCRIPTIONS OF OTHER TRANSACTION AGREEMENTS”

•	“IMPORTANT INFORMATION REGARDING GLG”

•	“IMPORTANT INFORMATION REGARDING THE PRINCIPALS”
     (b) — (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET — The Acquisition”

•	“SUMMARY TERM SHEET — The Parties to the Merger”

•	“SUMMARY TERM SHEET — The Merger and its Effects”

•	“SUMMARY TERM SHEET — Merger Consideration”

•	“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger and Recommendations of the Special Committee and the GLG Board”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“DESCRIPTIONS OF OTHER TRANSACTION AGREEMENTS”

•	“IMPORTANT INFORMATION REGARDING GLG”

•	“IMPORTANT INFORMATION REGARDING THE PRINCIPALS”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX B — SHARE EXCHANGE AGREEMENT”

•	“APPENDIX C — VOTING AND SUPPORT AGREEMENT”

•	“APPENDIX G — EMPLOYMENT AND SERVICE AGREEMENTS”

•	“APPENDIX H — RESTRICTIVE COVENANT AGREEMENTS”

•	“APPENDIX I — JOINDER AGREEMENT”
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger and Recommendations of the Special Committee and the GLG Board”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“DESCRIPTIONS OF OTHER TRANSACTION AGREEMENTS”

•	“IMPORTANT INFORMATION REGARDING GLG”

•	“IMPORTANT INFORMATION REGARDING THE PRINCIPALS”

•	“WHERE YOU CAN FIND MORE INFORMATION”

•	“INCORPORATION BY REFERENCE”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX B — SHARE EXCHANGE AGREEMENT”

•	“APPENDIX C — VOTING AND SUPPORT AGREEMENT”

•	“APPENDIX G — EMPLOYMENT AND SERVICE AGREEMENTS”

•	“APPENDIX H — RESTRICTIVE COVENANT AGREEMENTS”

•	“APPENDIX I — JOINDER AGREEMENT”
Item 6. Purposes of the Transaction and Plans or Proposals
     (b) — (c) Use of Securities Acquired; Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger and Recommendations of the Special Committee and the GLG Board”

•	“SPECIAL FACTORS — Purpose and Reasons for the Merger”

•	“SPECIAL FACTORS — Plans for GLG After the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“ADOPTION OF THE MERGER AGREEMENT”

•	“THE MERGER AGREEMENT”

•	“DESCRIPTIONS OF OTHER TRANSACTION AGREEMENTS”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX B — SHARE EXCHANGE AGREEMENT”

•	“APPENDIX C — VOTING AND SUPPORT AGREEMENT”

•	“APPENDIX G — EMPLOYMENT AND SERVICE AGREEMENTS”

•	“APPENDIX H — RESTRICTIVE COVENANT AGREEMENTS”

•	“APPENDIX I — JOINDER AGREEMENT”
Item 7. Purposes, Alternatives, Reasons and Effects
     (a) — (c) Purposes; Alternatives; Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger and Recommendations of the Special Committee and the GLG Board”

•	“SPECIAL FACTORS — Purpose and Reasons for the Merger”

•	“SPECIAL FACTORS — Position as to the Fairness of the Merger”
     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger and Recommendations of the Special Committee and the GLG Board”

•	“SPECIAL FACTORS — Plans for GLG After the Merger”

•	“SPECIAL FACTORS — Certain Forward-Looking Financial Information”

•	“SPECIAL FACTORS — Material United States Federal Income Tax Consequences of the Merger”

•	“DESCRIPTIONS OF OTHER TRANSACTION AGREEMENTS”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”

•	“APPENDIX B — SHARE EXCHANGE AGREEMENT”

•	“APPENDIX C — VOTING AND SUPPORT AGREEMENT”

•	“APPENDIX G — EMPLOYMENT AND SERVICE AGREEMENTS”

•	“APPENDIX H — RESTRICTIVE COVENANT AGREEMENTS”

•	“APPENDIX I — JOINDER AGREEMENT”
Item 8. Fairness of the Transaction
     (a) — (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger and Recommendations of the Special Committee and the GLG Board”

•	“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•	“SPECIAL FACTORS — Opinion of GLG’s Financial Advisor”

•	“SPECIAL FACTORS — Position as to the Fairness of the Merger”

•	“ADOPTION OF THE MERGER AGREEMENT — Recommendation of the Board”

•	“APPENDIX D — OPINION OF MOELIS & COMPANY LLC”

•	“APPENDIX E — OPINION OF GOLDMAN SACHS INTERNATIONAL”
     (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET — Required Vote for Merger Proposal”
•	“SUMMARY TERM SHEET — Conditions to the Completion of the Merger”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger and Recommendations of the Special Committee and the GLG Board”

•	“SPECIAL FACTORS — Position as to the Fairness of the Merger”

•	“THE SPECIAL MEETING — Record Date; Shares Entitled to Vote; Quorum”

•	“ADOPTION OF THE MERGER AGREEMENT — Vote Required”

•	“THE MERGER AGREEMENT — Conditions to Completion of the Merger”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”
     (d) — (e) Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•	“SUMMARY TERM SHEET— Recommendation of the Special Committee and the Board of Directors”

•	“SUMMARY TERM SHEET — Opinion of Moelis & Company LLC”

•	“SUMMARY TERM SHEET — Opinion of Goldman Sachs International”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger and Recommendations of the Special Committee and the GLG Board”

•	“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•	“SPECIAL FACTORS — Opinion of GLG’s Financial Advisor”

•	“SPECIAL FACTORS — Purpose and Reasons for the Merger”

•	“SPECIAL FACTORS — Position as to the Fairness of the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE SPECIAL MEETING — Purpose of the Special Meeting”

•	“ADOPTION OF THE MERGER AGREEMENT”

•	“APPENDIX D — OPINION OF MOELIS & COMPANY LLC”

•	“APPENDIX E — OPINION OF GOLDMAN SACHS INTERNATIONAL”

     (f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger and Recommendations of the Special Committee and the GLG Board”
Item 9. Reports, Opinions, Appraisals and Negotiations
     (a) — (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET — Opinion of Moelis & Company LLC”

•	“SUMMARY TERM SHEET — Opinion of Goldman Sachs International”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger and Recommendations of the Special Committee and the GLG Board”

•	“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•	“SPECIAL FACTORS — Opinion of GLG’s Financial Advisor”

•	“SPECIAL FACTORS — Position as to the Fairness of the Merger”

•	“SPECIAL FACTORS — Financial Analyses of the Financial Advisor to Man”

•	“APPENDIX D — OPINION OF MOELIS & COMPANY LLC”

•	“APPENDIX E — OPINION OF GOLDMAN SACHS INTERNATIONAL”
     (c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company’s common stock, and copies may be obtained by requesting them in writing or by telephone from the Company at the address provided under the caption “WHERE YOU CAN FIND MORE INFORMATION” in the Proxy Statement, which is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration
     (a) — (b) Sources of Funds; Conditions. The merger consideration to be paid by Man will be all cash, and Man will not require financing to complete the transaction. There are no material conditions to the financing discussed in response to paragraph (a) of this section, nor are there any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET — Merger Consideration”

•	“SUMMARY TERM SHEET — Treatment of GLG Equity Awards”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Fairness of the Merger and Recommendations of the Special Committee and the GLG Board”

•	“SPECIAL FACTORS — Financing of the Merger”

•	“THE MERGER AGREEMENT”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”
     (c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•	“SUMMARY TERM SHEET — Fees Payable Upon a Termination of the Merger Agreement”

•	“SUMMARY TERM SHEET — Expense Reimbursement”

•	“SPECIAL FACTORS — Fees and Expenses of the Merger”

•	“THE MERGER AGREEMENT”

•	“APPENDIX A — AGREEMENT AND PLAN OF MERGER”
     (d) Borrowed Funds. Not applicable.
Item 11. Interest in Securities of the Subject Company
     (a) — (b) Securities Ownership; Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•	“SUMMARY TERM SHEET — Share Ownership of Directors and Executive Officers”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“IMPORTANT INFORMATION REGARDING GLG — Transactions in Common Stock”

•	“IMPORTANT INFORMATION REGARDING GLG — Security Ownership of Certain Beneficial Owners and Management”

•	“IMPORTANT INFORMATION REGARDING THE PRINCIPALS”

•	“IMPORTANT INFORMATION REGARDING MAN AND MERGER SUB”
Item 12. The Solicitation or Recommendation
     (d) — (e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”

•	“SUMMARY TERM SHEET— Recommendation of the Special Committee and the Board of Directors”

•	“SUMMARY TERM SHEET — Opinion of Moelis & Company LLC”

•	“SUMMARY TERM SHEET — Opinion of Goldman Sachs International”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger and Recommendations of the Special Committee and the GLG Board”

•	“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•	“SPECIAL FACTORS — Opinion of GLG’s Financial Advisor”

•	“SPECIAL FACTORS — Purpose and Reasons for the Merger”

•	“SPECIAL FACTORS — Position as to the Fairness of the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE SPECIAL MEETING — Purpose of the Special Meeting”

•	“ADOPTION OF THE MERGER AGREEMENT”

•	“APPENDIX D — OPINION OF MOELIS & COMPANY LLC”

•	“APPENDIX E — OPINION OF GOLDMAN SACHS INTERNATIONAL”
Item 13. Financial Statements
     (a) Financial Information. The audited consolidated financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, the unaudited condensed consolidated financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“IMPORTANT INFORMATION REGARDING GLG — Historical Selected Financial Data”

•	“IMPORTANT INFORMATION REGARDING GLG — Ratio of Earnings to Fixed Charges”

•	“IMPORTANT INFORMATION REGARDING GLG — Book Value Per Share”

•	“WHERE YOU CAN FIND MORE INFORMATION”

•	“INCORPORATION BY REFERENCE”
     (b) Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
     (a) — (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF STOCKHOLDERS”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Fairness of the Merger and Recommendations of the Special Committee and the GLG Board”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS — Fees and Expenses of the Merger”

•	“THE SPECIAL MEETING — Solicitation of Proxies”
Item 15. Additional Information
     (b) Other Material Information. The information set forth in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference.
Item 16. Exhibits

Exhibit Number	Description
(a)(i)	Letter to Stockholders of the Company (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on June 29, 2010).

(a)(ii)	Notice of Special Meeting of Stockholders of the Company (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on June 29, 2010).

(a)(iii)	Preliminary Proxy Statement of the Company (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on June 29, 2010).

(a)(iv)	Form of Preliminary Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on June 29, 2010).

(c)(i)	Opinion of Moelis & Company LLC, dated May 16, 2010 (incorporated herein by reference to Appendix D to the Schedule 14A filed with the SEC by the Company on June 29, 2010).

(c)(ii)	Opinion of Goldman Sachs International, dated May 17, 2010 (incorporated herein by reference to Appendix E to the Schedule 14A filed with the SEC by the Company on June 29, 2010).

(c)(iii)	May 6, 2010 Preliminary Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of the Company.

(c)(iv)	May 16, 2010 Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of the Company.

(c)(v)	May 16, 2010 Updated Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of the Company.

(c)(vi)	May 16, 2010 Supplemental Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of the Company.

(c)(vii)	April 29, 2010 Preliminary Materials of Goldman Sachs International for a Presentation to the Board of Directors of the Company.

(c)(viii)	May 16, 2010 Presentation of Goldman Sachs International to the Board of Directors of the Company.

(c)(ix)	March 9, 2010 Preliminary Presentation of Perella Weinberg Partners to the Board of Directors of Man.

(c)(x)	May 3, 2010 Presentation of Perella Weinberg Partners to the Board of Directors of Man.

(c)(xi)	May 13, 2010 Presentation of Perella Weinberg Partners to the Board of Directors of Man.

(d)(i)	Agreement and Plan of Merger, dated as of May 17, 2010 among the Company, Man and Merger Sub (incorporated herein by reference to Appendix A to the Schedule 14A filed with the SEC by the Company on June 29, 2010).

Exhibit Number	Description
(d)(ii)	Share Exchange Agreement dated May 17, 2010 by and among Man and the stockholders of the Company party thereto (incorporated herein by reference to Appendix B to the Schedule 14A filed with the SEC by the Company on June 29, 2010).

(d)(iii)	Voting and Support Agreement dated May 17, 2010 by and among Man, Merger Sub and the stockholders of the Company party thereto (incorporated herein by reference to Appendix C to the Schedule 14A filed with the SEC by the Company on June 29, 2010).

(d)(iv)	Employment and Service Agreements between certain Man Group plc entities and each of Noam Gottesman, Emmanuel Roman and Pierre Lagrange (incorporated herein by reference to Appendix G to the Schedule 14A filed with the SEC by the Company on June 29, 2010).

(d)(v)	Restrictive Covenant Agreements dated as of May 17, 2010 between Man and each of Noam Gottesman, Emmanuel Roman and Pierre Lagrange (incorporated herein by reference to Appendix H to the Schedule 14A filed with the SEC by the Company on June 29, 2010).

(d)(vi)	Joinder Agreement dated as of June 21, 2010 by and among the Company, Man, Merger Sub, Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of Blue Hill Trust, Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of Green Hill Trust, Sage Summit LP and Lavender Heights Capital LP (incorporated herein by reference to Appendix I to the Schedule 14A filed with the SEC by the Company on June 29, 2010).

(d)(vii)	Voting Agreement dated June 22, 2007 among the Principals, the Trustees, Lavender Heights Capital LP, Sage Summit LP and the Company (incorporated herein by reference to Annex F to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217)).

(d)(viii)	Joinder to the Voting Agreement, dated as of March 19, 2008, among the Principals, the Trustees, Lavender Heights Capital LP, Sage Summit LP, Point Pleasant Ventures Ltd. and the Company for the joinder of Point Pleasant Ventures Ltd. to the Voting Agreement (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D of Pierre Lagrange on March 24, 2008).

(d)(ix)	Joinder to the Voting Agreement, dated as of March 19, 2008, among the Principals, the Trustees, Lavender Heights Capital LP, Sage Summit LP, Jackson Holding Services Inc. and the Company for the joinder of Jackson Holdings Services Inc. to the Voting Agreement (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D of Emmanuel Roman on March 24, 2008).

(d)(x)	Amendment No. 1 and Joinder, dated as of February 12, 2010, among the Company, Sage Summit LP, Lavender Heights Capital LP, the Principals, the Trustees, Point Pleasant Ventures Ltd., Jackson Holding Services Inc., and Martin E. Franklin (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 19, 2010).

(d)(xi)	Notice of Withdrawal from the Voting Agreement dated as of May 16, 2010 from Martin E. Franklin to the other Stockholder Parties thereto (incorporated herein by reference to Exhibit 99.1 to Amendment No. 4 to the Statement of Beneficial Ownership on Schedule 13D of Martin E. Franklin on May 20, 2010).

(d)(xii)	Agreement Among Principals and Trustees dated June 22, 2007 among the Principals and the Trustees (incorporated herein by reference to Annex G to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217)).

(d)(xiii)	GLG Shareholders Agreement dated as of June 22, 2007 among the Company and the Persons set forth on the signature page thereto (incorporated herein by reference to Annex D to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217)).

(d)(xiv)	Founders’ Agreement dated June 22, 2007 among Noam Gottesman, as Sellers’s Representative, the Principals, the Trustees, Berggruen Freedom Holdings Ltd. and Marlin Equities II, LLC (incorporated herein by reference to Annex E to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217)).

(d)(xv)	Amended and Restated Warrant Agreement dated as of December 21, 2006 between Continental Stock Transfer & Trust Company and the Company (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(xvi)	Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of December 19, 2007, between Continental Stock Transfer & Trust Company and the Company (incorporated herein by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-147865)).

(d)(xvii)	Indenture, dated as of May 15, 2009, between the Company and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-33217)).

Exhibit Number	Description
(d)(xviii)	Form of 5.00% Dollar-Denominated Convertible Subordinated Notes due May 15, 2014 (included in Exhibit (d)(xvii)) (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 18, 2009).

(d)(xix)	Support Agreement dated November 2, 2007 between the Company and FA Sub 2 Limited (incorporated herein by reference to Annex B to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217)).

(f)(i)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix F to the Schedule 14A filed with the SEC by the Company on June 29, 2010).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 29, 2010

GLG PARTNERS, INC.
By:	/s/ Alejandro San Miguel
	Name:	Alejandro San Miguel
	Title:	General Counsel and Corporate Secretary

Dated: June 29, 2010 MAN GROUP PLC
By:	/s/ Peter Clarke
	Name:	Peter Clarke
	Title:	Chief Executive

Dated: June 29, 2010 ESCALATOR SUB 1 INC.
By:	/s/ John B. Rowsell
	Name:	John B. Rowsell
	Title:	President

Dated: June 29, 2010 NOAM GOTTESMAN
/s/ Noam Gottesman

Dated: June 29, 2010 EMMANUEL ROMAN
/s/ Emmanuel Roman

Dated: June 29, 2010 PIERRE LAGRANGE
/s/ Pierre Lagrange

Dated: June 29, 2010
/s/ Leslie J. Schreyer
Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust

Dated: June 29, 2010 TOMS INTERNATIONAL LTD.
By:	/s/ Jeffrey A. Robins
	Name:	Jeffrey A. Robins
	Title:	Vice President and Assistant Secretary

Dated: June 29, 2010
/s/ Jeffrey A. Robins
Jeffrey A. Robins, in his capacity as trustee of the
Roman GLG Trust

Dated: June 29, 2010 JACKSON HOLDING SERVICES INC.
By:	/s/ Jeffrey A. Robins
	Name:	Jeffrey A. Robins
	Title:	Director

Dated: June 29, 2010 G&S TRUSTEES LIMITED, in its capacity as trustee of the LAGRANGE GLG TRUST
By:	/s/ Nigel Bentley
	Name:	Nigel Bentley
	Title:	Director

Dated: June 29, 2010 POINT PLEASANT VENTURES LTD.
By:	/s/ Nigel Bentley
	Name:	Nigel Bentley
	Title:	Director